UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August 23, 2019

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

Unit 3.02, 411-413 Oxford Street

London W1C 2PE

United Kingdom

+44-751-360-5012

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VivoPower International PLC Reports Results for the Three Months Ended June 30, 2019

LONDON, August 23, 2019 - VivoPower International PLC (Nasdaq: VVPR) (“VivoPower” or the “Company”), an international solar and critical power services company, today announced its financial results for the three months ended June 30, 2019.

Further to the decision of the Board of Directors on July 22, 2019 to change the Company’s fiscal year end from March 31 to June 30, commencing June 30, 2019, the Company today reported its financial result for the transition period from April 1, 2019 to June 30, 2019.

“We are pleased with the results for this three-month period as it confirms the change in trajectory for the Company, the culmination of the effort of our entire team to strategically expand the business into sectors with strong tailwinds, improve and optimize our operations, reduce costs, and focus on profitability,” said Art Russell, VivoPower’s Interim Chief Executive Officer. “Returning to sustained profitability is our primary objective and we can begin to see the green shoots of progress in this area as we report a 49% growth in revenue over the same period last year and positive underlying EBTIDA for the first time in over two years.”

Kevin Chin, Chairman, added: “On behalf of the Board of Directors, I would like to take this opportunity to thank all of our stakeholders for their support and engagement during the period. Rest assured, the VivoPower team and the Board remains steadfastly committed to overcoming challenges and maximizing value across its business units.”

Highlights for the Three Months Ended June 30, 2019:

●	49% growth in revenue over same period in prior year (unaudited);
●	Forward order book in Critical Power Services increased by $19.9 million in the three-month period;
●	Positive underlying EBITDA of $0.4 million for the period;
●	Further 40% ($2.0 million annualized) reduction in Corporate and Solar Development overheads;
●	Unrestricted cash resources increased to $7.1 million from $4.5 million at March 31, 2019; and,
●	Net debt reduced by a further $1.7 million to $13.0 million (excluding change in accounting policy for operating leases)

The Company’s Annual Report for the three months ended June 30, 2019 is attached to this Form 6-K as Exhibit 99.1

About VivoPower

VivoPower is an international solar and critical power services business, providing critical energy infrastructure generation and distribution solutions to a diverse range of commercial and industrial customers, including the development, construction, and sale of photovoltaic solar projects.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Investor Relations

shareholders@vivopower.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 23, 2019	VivoPower International PLC

/s/ Art Russell
Art Russell Interim Chief Executive Officer